SECURED CONVERTIBLE PROMISSORY NOTE

$250,000.00							 Date: January 18, 2001

		FOR VALUE RECEIVED, Meltronix, Inc., a California corporation ("Meltronix"), promises to pay to The Norman A. Lizt IRA ("Lizt"), the principal sum of Two Hundred Fifty Thousand Dollars ($250,000.00), with interest thereon, in accordance with the terms and conditions of this secured convertible promissory note ("Note"). This Note is entered into in connection with the Loan Agreement and Stock Issuance Agreement ("Loan Agreement"), the Security Agreement ("Security Agreement"), the Agreement for Equal Priority of Security Interests ("Priority Agreement"), the Registration Rights Agreement ("Registration Rights Agreement"), and the Conversion Waiver Agreement ("Waiver Agreement"), all entered into between Meltronix and Lizt and the other parties thereto (collectively the Transaction Documents") effective as of January 18, 2001 ("Effective Date").

		1.	The unpaid portion of the principal balance of this
Note shall bear simple interest until paid in full, at an annual rate of ten percent (10%), accrued from the date of January 18, 2001.
Accrued interest shall be payable from January 18, 2001, monthly in arrears. In no event shall any accrued interest outstanding at any time be included as part of the Conversion Election (as hereafter defined).

		2.	The entire outstanding balance of this Note,
including all principal, and any previously unpaid accrued interest that may be outstanding at that time, shall be due and payable in full in one lump sum upon the earliest to occur of the following:

			2.1	January 18, 2003.

			2.2	In the event (and only in the event) Lizt has
not made any Conversion Election (as hereafter defined) as of or prior to January 18, 2002, then not later than five (5) days after such date ("First Acceleration Period"), Lizt shall be entitled to give Meltronix a written notice declaring the entire outstanding balance of this Note, including all principal, and any previously unpaid accrued interest, due and payable in full in one lump sum ("First Acceleration Notice"), in which case this Note shall be due and payable in full as of the date
Lizt gives the First Acceleration Notice to Meltronix.  In the event
Lizt does not give Meltronix the First Acceleration Notice during the First Acceleration Period, then Lizt shall no longer be entitled to give Meltronix the First Acceleration Notice, and the provisions of this Section 2.2 shall be deemed automatically and irrevocably canceled.

			2.3	In the event (and only in the event) Lizt has
not made any Conversion Election (as hereafter defined) as of or prior to July 18, 2002, then not later than five (5) days after such date
("Second Acceleration Period"), Lizt shall be entitled to give
Meltronix a written notice declaring the entire outstanding balance of this Note, including all principal, and any previously unpaid accrued interest, due and payable in full in one lump sum ("Second Acceleration Notice"), in which case this Note shall be due and payable in full as of the date Lizt gives the Second Acceleration Notice to Meltronix.
In the event Lizt does not give Meltronix the Second Acceleration
Notice during the Second Acceleration Period, then Lizt shall no longer be entitled to give Meltronix the Second Acceleration Notice, and the provisions of this Section 2.3 shall be deemed automatically and irrevocably canceled.

			2.4	In addition to the foregoing, portions of the
principal balance of this Note shall also be subject to pre-payment pursuant to the provisions of Sections 9.8 and 9.9 hereof.

		3.	All payments made pursuant under this Note shall be
applied (i) first, to pay any costs and expenses incurred by Lizt in the event Lizt is required to enforce this Note against Meltronix; (ii) second, to pay any accrued interest; and (iii) third, to pay the principal balance of this Note.

		4.	Upon the occurrence of any Event of Default (as that
term is hereafter defined), Lizt may, at any time thereafter, without demand, presentment, protest, notice of protest, notice of maturity or non-payment, notice of dishonor, or any other notices or demands whatsoever in connection with the delivery, acceptance, performance, default, endorsement, or guaranty of this Note, accelerate the unpaid balance of all amounts owing under this Note, and declare such unpaid balance immediately due and payable. For purposes of this Note, the occurrence of any one of the following events shall constitute an "Event of Default":

			(a)	(i) Meltronix shall default in the payment of
principal or interest on this Note, or on any other obligation of Meltronix to pay either principal or interest to any third party on any other promissory note or loan agreement of any kind, as and when the same shall be due and payable and, in the case of an interest payment default, such default shall continue for three (3) business days after the date such interest payment was due; or (ii) Meltronix shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note and/or any of the Transaction Documents, and such default shall continue for a period of ten (10) business days after the delivery to Meltronix of written notice that Meltronix is in default hereunder or thereunder; or (iii) Meltronix shall fail to perform or observe any material covenant, agreement, term, provision, undertaking or commitment under any loan document relating to any loan that is part of the Aggregate Loan Pool and/or has rights with respect to the Collateral Loan Pool (as those terms as defined in the Loan Agreement), and such default shall continue for a period of ten
(10) business days after the delivery to Meltronix of written notice that Meltronix is in default thereunder; or (iv) Meltronix shall fail to perform or observe any material covenant, agreement, term, provision, undertaking or commitment under any other loan document relating to any other loan that may have been made by Lizt to Meltronix, and such default shall continue for a period of ten (10) business days after the delivery to Meltronix of written notice that Meltronix is in default thereunder; or (v) Meltronix shall fail to perform or observe any material covenant, agreement, term, provision, undertaking or commitment under any other loan document relating to any other loan that may have been made by any third party to Meltronix, and such default shall continue for a period of ten (10) business days after the delivery to Meltronix of written notice that Meltronix is in default thereunder;

			(b)	Any of the representations or warranties made
by Meltronix herein or in any of the Transaction Documents shall be false or misleading in any material respect as of the Effective Date;

			(c)	Under the laws of any jurisdiction not otherwise
covered by clauses (d) and (e) below, Meltronix (i) makes a general assignment for the benefit of creditors; or (ii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar or it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs.

			(d)	The entry of a decree or order by a court
having jurisdiction in the premises adjudging Meltronix a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of Meltronix under the Bankruptcy Code (as hereafter defined) or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of Meltronix or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

			(e)	The institution by Meltronix of proceedings
to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code (as hereafter defined) or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of Meltronix or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors;

			(f)	It becomes unlawful for Meltronix to perform
or comply with its obligations under this Note in any respect, or any of the Transaction Documents in any material respect;

		5.	Meltronix agrees and promises to pay all of Lizt's
reasonable attorneys' fees and other costs and expenses incurred by Lizt with respect to collection, suit, or other proceedings to enforce this Note.

		6.	No delay or omission on Lizt's part in exercising
any rights under, or failure to insist upon prompt compliance with the terms of this Note shall operate as a waiver of any of Lizt's rights hereunder.

		7.	All of the covenants, stipulations, promises and
agreements by or on behalf of Meltronix relating to this Note shall be deemed material and shall bind its successors and assigns, whether so expressed or not.

		8.	Time is of the essence of each obligation of
Meltronix under this Note.

		9.	Conversion of Note into Common Stock.

			9.1	Subject to the provisions of Sections 9.8
and 9.9 hereof, at any time after January 18, 2001, Lizt will have sole discretion to elect to convert all or any portion of the outstanding principal amount due under this Note (not including accrued interest), in increments of not less than Ten Thousand Dollars ($10,000.00), into shares of common stock of Meltronix ("Common Stock"). In the event Lizt makes this election ("Conversion Election"), the terms and conditions of Lizt's conversion of this Note into shares of Common Stock will be as follows:

			9.2	Lizt may make the Conversion Election by
sending a written notice of such election to Meltronix at any time after January 18, 2001, stating the portion of the outstanding principal balance of this Note (not including accrued interest) ("Conversion Amount") Lizt wishes to convert into Common Stock ("Conversion Notice"). Regardless of any other provision of this Note, Lizt shall be deemed to have automatically made a Conversion Election and given Meltronix a Conversion Notice with respect to the entire outstanding principal balance of this Note, and the entire outstanding principal balance of this Note shall be deemed to have been automatically converted into shares of Common Stock in accordance with the provisions hereof ("Automatic Conversion Election"), immediately prior to the date of the closing of any Acquisition Transaction (as hereafter defined), but only if as a result of the Acquisition Transaction, in exchange for the Common Stock issued to Lizt as a result of the Automatic Conversion Election, Lizt will receive on the same basis as all other holders of the common stock of Meltronix, either (a) cash; and/or (b) shares of the capital stock of the acquirer in the Acquisition Transaction that are registered with the United States Securities and Exchange Commission and traded on either the Over-The-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. ("OTCBB"), NASDAQ or other national market or national exchange in the United States. For purposes hereof, the term "Acquisition Transaction" includes any reorganization, consolidation, merger, sale, acquisition or other similar transaction pursuant to which all or substantially all of the capital stock and/or the assets of Meltronix are acquired by a third party.

			9.3	As of the date Meltronix receives the
Conversion Notice ("Conversion Date") the Conversion Amount will be deemed to be converted into shares of Common Stock to be issued to Lizt as of the Conversion Date, and the outstanding principal balance of the Loan shall be reduced by the Conversion Amount.

			9.4	The entire amount of the Common Stock to be
issued to Lizt pursuant to the Conversion Election will be deemed to be one hundred percent (100%) vested, and not subject to any further vesting requirements.

			9.5	In the event Lizt makes the Conversion
Election, the number of shares of Common Stock to be issued to Lizt will be equal to (a) the Conversion Amount in question, divided by
(b) the Conversion Price (as hereafter defined), and rounded to the nearest whole number of shares. For purposes hereof, the term "Conversion Price" means: (i) at all times prior to January 18, 2002, the Conversion Price shall be equal to the amount of Zero Point Two Zero Dollars ($0.20); and (ii) at all times on and after January 18, 2002, the Conversion Price shall be equal to the lesser of (x) the amount of Zero Point Two Zero Dollars ($0.20), or (y) eighty percent (80%) of the lowest Market Price during the forty-five (45) calendar days prior to the Conversion Date. For purposes hereof, the term "Market Price" means the closing bid price of the Common Stock as reported on OTCBB; provided that, if such security is not listed or admitted to trading on OTCBB, as reported on the principal national security exchange or quotation system on which such security is quoted or listed or admitted to trading, or, if not quoted or listed or admitted to trading on any national securities exchange or quotation system, the closing bid price of the Common Stock on the over-the-counter market as reported by Bloomberg LP or a similar generally accepted reporting service, as the case may be.

			9.6	As promptly as practicable after the receipt
of the Conversion Notice, but in any event not more than five (5) business days after the receipt by Meltronix of the Conversion Notice, Meltronix shall (a) issue the Common Stock with respect to the Conversion Amount in question in accordance with the provisions hereof, and (b) cause to be mailed for delivery by overnight courier to Lizt
(x) a certificate or certificate(s) representing the number of Common
Shares to which Lizt is entitled by virtue of the Conversion Amount in question, whereupon Lizt shall be deemed to have become the holder of record of such Common Stock, and all voting and other rights associated with the beneficial ownership of such Common Stock shall at such time vest with Lizt. The Conversion Notice shall constitute a contract between Lizt and Meltronix, whereby Lizt shall be deemed to subscribe for the number of shares of Common Stock Lizt will be entitled to receive with respect thereto, and in payment and satisfaction of such subscription, to reduce the principal balance of this Note by the Conversion Amount in question.

			9.7	Lizt shall be entitled to effect any Conversion
Election notwithstanding the commencement of any case under the Bankruptcy Code (as hereafter defined). In the event Meltronix is a debtor under the Bankruptcy Code (as hereafter defined), Meltronix hereby waives to the fullest extent permitted any rights to relief it may have under 11 U.S.C. 362 in respect of Lizt's conversion privilege. Meltronix hereby waives to the fullest extent permitted any rights to relief it may have under 11 U.S.C. 362 in respect of any Conversion
Election. Meltronix agrees, without cost or expense to Lizt, to take or consent to any and all action necessary to effectuate relief under 11 U.S.C. 362.

			9.8	Notwithstanding anything herein to the
contrary, if and to the extent that, on any date ("Section 16 Determination Date"), the holding by Lizt of this Note would result in Lizt becoming subject to the provisions of Section 16(b) of the 34 Act by virtue of being deemed the "beneficial owner" of more than ten percent (10%) of the then outstanding shares of Common Stock, then Lizt shall not have the right to make, and Meltronix shall not have the obligation to recognize, any Conversion Election with respect to any portion of this Note ("Section 16 Prepayment Portion") as shall cause Lizt to be deemed the beneficial owner of more than ten percent (10%) of the then outstanding shares of Common Stock during the period ending sixty (60) days after the Section 16 Determination Date. If any court of competent jurisdiction shall determine that the foregoing limitation is ineffective to prevent Lizt from being deemed the beneficial owner of more than ten percent (10%) of the then outstanding shares of Common Stock for the purposes of such Section 16(b), then Meltronix shall prepay the Section 16 Prepayment Portion. Upon such determination by a court of competent jurisdiction, Lizt shall have no interest in or rights under such Section 16 Prepayment Portion.
Any and all interest paid on or prior to the date of such determination shall be deemed interest paid on the remaining portion of this Note held by Lizt.

		10.	Adjustments.  The number of shares purchasable
hereunder are subject to adjustment from time to time as follows:

			a.	Merger, Sale of Assets, etc.  If at any time,
while this Note, or any portion thereof, is outstanding and unexpired there shall be (i) a reorganization (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), (ii) a merger (other than a mere reincorporation merger where the subsidiary or affiliate of Meltronix used to effectuate the reincorporation merger assumes all of Meltronix's obligations under this
Note) or consolidation of Meltronix with or into another corporation in which Meltronix is not the surviving entity, or a merger in which Meltronix is the surviving entity but the shares of Meltronix's capital stock outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise, or (iii) a sale or transfer of Meltronix's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the holder of this Note shall thereafter be entitled to receive upon exercise of the Conversion Election as specified herein and upon payment of the related purchase price, the number of shares of stock or other securities or property of the successor corporation resulting from such reorganization, merger, consolidation, sale or transfer which a holder of the shares deliverable upon such exercise of the Conversion Election would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer, if the Conversion Election had been exercised immediately before the consummation of such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Section 10. The foregoing provisions of this Section
10.a shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation which are at the time receivable upon the exercise of the Conversion Election. If the per share consideration payable to holder hereof for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by Meltronix's Board of Directors. In all events, appropriate adjustment (as determined in good faith by Meltronix's Board of Directors) shall be made in the application of the provisions of this Note with respect to the rights and interests of the holder hereof after the transaction, to the end that the provisions of this Note shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of the Conversion Election.

			b.	Reclassification, etc.	If Meltronix at any
time while the rights of Lizt to convert this Note into Common Stock remain outstanding and unexpired shall, by reclassification of securities or otherwise, change any of the securities as to which conversion rights under this Note exist into the same or a different number of securities of any other class or classes, the conversion rights under this Note shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion rights under this Note immediately prior to such reclassification or other change, and the purchase price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 10.

			c.	Split, Subdivision or Combination of Shares.
If Meltronix at any time while the rights of Lizt to convert this Note into Common Stock remain outstanding and unexpired shall split, subdivide or combine the securities as to which conversion rights under this Note exist, into a different number of securities of the same class, this Note shall thereafter represent the right to acquire such number of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion rights under this Note immediately prior to such change, and the purchase price for such securities shall be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination.

			d.	Adjustments for Dividends in Stock or Other
Securities or Property.  If while the rights of Lizt to convert this
Note into Common Stock remain outstanding and unexpired the holders of the securities as to which conversion rights under this Note exist at the time shall have received, or, on or after the record date fixed for the determination of eligible shareholders, shall have become entitled to receive, without payment therefor, other or additional stock or other securities or property of Meltronix by way of dividend, then and in each case, this Note shall represent the right to acquire, in addition to the number of shares of the security receivable upon exercise of the Conversion Election, and without payment of any additional consideration therefor, the amount of such other or additional stock or other securities or property of Meltronix which such holder would hold on the date of such exercise had it been the holder of record of the security receivable upon exercise of the Conversion Election on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as aforesaid during such period, giving effect to all adjustments called for during such period by the provisions of this Section 6.

			e.	Prior Notice of Certain Events.  Meltronix will
provide Lizt with notice of any merger, asset sale or dividend not less than ten (10) business days prior to the record date for such event.

		11.	Usury.  To the greatest extent permitted under
applicable law, Meltronix hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violations of any applicable usury laws.
All agreements between Lizt and Meltronix are expressly limited so that in no contingency or event whatsoever (whether by reason of the advancement of any proceeds under this Note, demand for payment, acceleration of maturity of any unpaid balance or otherwise) shall the amount paid or agreed to be paid to Meltronix for the use, forbearance, or detention of any proceeds advanced or to be advanced hereunder exceed the highest rate permissible under applicable law.
If any payments in the nature of interest, additional interest, and other charges made hereunder are held to be in excess of the applicable limits imposed by the usury laws of the State of California, it is agreed that any such amount held to be in excess shall be considered payment of principal hereunder, and the principal amount any indebtedness evidenced hereby shall be reduced by such amount so that the total liability for payments in the nature of interest, additional interest and other charges shall not exceed the applicable limits imposed by the usury laws of the State of California.

		12.	Miscellaneous Provisions.

			12.1	Governing Law.  This Note shall in all respects
be construed, interpreted and enforced in accordance with and governed by the laws of the State of California, United States of America.

			12.2	Attorneys' Fees.  Subject to the provisions of
Section 5 hereof, in the event of any legal action between the parties with respect to this Note or the subject matter hereof, the prevailing party shall be entitled to recover reasonable attorneys' fees in addition to court costs and litigation expenses incurred in said legal action, regardless of whether such legal action is prosecuted to judgment.

			12.3	Notices.  Any notice, demand or other
communication required or permitted under this Note shall be deemed given and delivered when in writing and (a) personally served upon the receiving party, or (b) upon the third (3rd) calendar day after mailing to the receiving party by either (i) United States registered or certified mail, postage prepaid, or (ii) FedEx or other comparable overnight delivery service, delivery charges prepaid, and addressed as follows:

			To Meltronix:	Meltronix, Inc.
						9577 Chesapeake Drive
						San Diego, CA 92123
						Attn: Chief Executive Officer

			To Lizt:		c/o Travis Huff
						La Jolla Cove Investors, Inc.
						7817 Herschel Avenue, Suite 200
						La Jolla, California  92037

			Any party may change the address specified in this section by giving the other party notice of such new address in the manner set forth herein.

			12.4	Severability.  In the event that any provision
of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or invalid, then this Note shall continue in full force and effect without said provision. If this Note continues in full force and effect as provided above, the parties shall replace the invalid provision with a valid provision which corresponds as far as possible to the spirit and purpose of the invalid provision.

			12.5	Counterparts.  This Note may be executed in
any number of counterparts, each of which may be executed by less than all of the parties hereto, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one document.

 			12.6	Entire Agreement.  This Note, the Loan
Agreement, and the documents and agreements contemplated herein and therein, constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede all prior oral or written agreements, representations or warranties between the parties other than those set forth herein or herein provided for.

[The remainder of this page has been intentionally left blank.]


			12.7	Successors and Assigns.  The provisions
hereof shall inure to the benefit of, and be binding upon, the permitted successors and assigns, heirs, executors, and administrators of the parties hereto.

			12.8	Amendment and Waiver.  No modification or
waiver of any provision of this Note shall be binding upon the party against whom it is sought to be enforced, unless specifically set forth in writing signed by an authorized representative of that party.
A waiver by any party of any of the terms or conditions of this Note in any one instance shall not be deemed or construed to be a waiver of such terms or conditions for the future, or of any subsequent breach thereof. The failure by any party hereto at any time to enforce any of the provisions of this Note, or to require at any time performance of any of the provisions hereof, shall in no way to be construed to be a waiver of such provisions or to affect either the validity of this Note or the right of any party to thereafter enforce each and every provision of this Note.

			12.9	Survivability.  All of the representations,
warranties, agreements and obligations of the parties pursuant to this Note shall survive the closing of any of the transactions contemplated hereby.

			12.10	Security.	This Note shall be secured pursuant
to the terms and conditions of the Security Agreement and related UCC-1
Financing Statement, pursuant to which Meltronix has pledged the collateral described therein as security for the repayment of this Note.

			12.11	Diligence and Good Faith.  Lizt and Meltronix
specifically agree to act diligently, in the utmost good faith and in a timely manner to perform their respective obligations pursuant hereto, and to carry out the reasonable intent of the provisions of this Note.
Each party hereto shall execute such other and further agreements, documents and things as reasonable requested by the other parties hereto to effect the transactions contemplated by this Note.

		IN WITNESS WHEREOF, Lizt and Meltronix have duly executed this Note as of the date first above written.

MELTRONIX, INC.				THE NORMAN A. LIZT IRA
a California corporation



By:_______________________________	By:________________________
      Andrew Wrobel, Chief Executive Officer
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						Name:______________________

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						Title:____________________

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